UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number 001-42717

Blue Gold Limited
(Translation of registrant’s name into English)

94 Solaris Avenue
Camana Bay
PO Box 1348
Grand Cayman KY1-1108
Cayman Islands
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT

Notification of Nasdaq Listing Deficiencies

On July 24, 2026, Blue Gold Limited (the “Company”) received a written notification (the “Notification Letter”) from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) advising the Company that, based on Nasdaq’s review of the Company’s Market Value of Publicly Held Shares (“MVPHS”) for the last 30 consecutive business days (June 10, 2026 through July 23, 2026), the Company no longer satisfies the minimum MVPHS requirement of $15,000,000 for continued listing on The Nasdaq Global Market, as required under Nasdaq Listing Rules 5450(b)(2) and 5450(b)(3)(C).

The Notification Letter does not result in the immediate delisting of the Company’s Class A Ordinary Shares (Nasdaq: BGL) from The Nasdaq Global Market. In accordance with Nasdaq Listing Rule 5810(c)(3)(D), the Company has been provided a compliance period of 180 calendar days, or until January 20, 2027, to regain compliance with the MVPHS requirement. To regain compliance, the Company’s MVPHS must close at $15,000,000 or more for a minimum of ten consecutive business days during the compliance period. Nasdaq’s staff may, in its discretion, require that the Company maintain a MVPHS of at least $15,000,000 for up to 20 consecutive business days pursuant to Nasdaq Listing Rule 5810(c)(3)(H).

Pursuant to Nasdaq Listing Rule 5810(b), the Company is required to make a public announcement disclosing receipt of the Notification Letter no later than four business days from the date of the letter. In satisfaction of this requirement, the Company is furnishing a press release, dated July 27, 2026, which is attached hereto as Exhibit 99.1 and incorporated herein by reference.

In addition, under Nasdaq Listing Rule 5505, the Company may alternatively apply to transfer its listing to The Nasdaq Capital Market, provided it meets that market’s continued listing requirements and pays the applicable application fee under Nasdaq Listing Rule 5920(a)(11). If the Company does not regain compliance before the expiration of the compliance period on January 20, 2027, the Company will receive written notification that its securities are subject to delisting, at which time the Company may appeal the delisting determination to a Nasdaq Hearings Panel.

The Company intends to actively monitor its MVPHS during the compliance period and evaluate available options to regain compliance, which may include pursuing actions to increase the market value of publicly held shares or, alternatively, applying to transfer its listing to The Nasdaq Capital Market. The Notification Letter has no immediate effect on the listing or trading of the Company’s Class A Ordinary Shares on Nasdaq, and the Company’s securities will continue to trade under the symbol “BGL.”

Forward-Looking Statements

This Report of Foreign Private Issuer on Form 6-K contains forward-looking statements that involve risks and uncertainties, including those detailed in the Company’s periodic reports and other filings with the U.S. Securities and Exchange Commission. You are cautioned not to place undue reliance on forward-looking statements, which are based on the Company’s current expectations and assumptions and speak only as of the date of this Report of Foreign Private Issuer on Form 6-K. The Company does not intend to revise or update any forward-looking statement contained in this Report of Foreign Private Issuer on Form 6-K as a result of new information, future events or otherwise, except as required by law.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release, dated July 27, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 28, 2026

BLUE GOLD LIMITED

By:	/s/ Andrew Cavaghan
Andrew Cavaghan
Chief Executive Officer

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